510 Burrard St, 3rd Floor

Date: April 20, 2015

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ASANKO GOLD INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject

Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

May 15, 2015

Record Date for Voting (if applicable) :

May 15, 2015

Beneficial Ownership Determination Date :

May 15, 2015

Meeting Date :

June 18, 2015

Meeting Location (if available) :

Suite 1500 - 1055 W Georgia Street,

Vancouver, B.C.

Issuer sending proxy related materials directly to NOBO:   No

Issuer paying for delivery to OBO:

Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders

No

NAA for Registered Holders

No

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON SHARES

04341Y105

CA04341Y1051

Sincerely,

Computershare

Agent for ASANKO GOLD INC.